CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

INTRODUCTION

Management’s Discussion and Analysis (“MD&A”) reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Corporation (the “Corporation”).  The MD&A should be read in conjunction with audited financial statements for the year ended December 31, 2005 and notes thereto and news releases issued by the Corporation during the period January 1, 2005 to the date of this report.  The MD&A is prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F1 - Management’s Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

The MD&A contains forward-looking statements concerning the Corporation’s business operations, and financial performance and condition.  When used in the MD&A the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Corporation’s control; therefore, future events may vary substantially from what the Corporation currently foresees.  You should not place undue reliance on such forward-looking statements.

TECHNOLOGY OVERVIEW

Current Technology has developed its TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  The Corporation owns patents relating to the technology, methodology and design of its products.

ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  The ETG device applies a mild electrostatic field to the hair follicles in the scalp, with the result that 96% of participants in clinical tests showed regrowth of hair or a cessation of hair loss.  On average, treatment group participants experienced a 66% increase in hair count after 36 weeks of a weekly 12-minute treatment regimen.  Results were published in the International Journal of Dermatology, a peer reviewed medical journal.   ETG treatments are presently available in a number of countries throughout the world.

In 2002, Psycho-Oncology, a peer reviewed medical journal reported on a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Thirteen women completed the study and

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

twelve of the thirteen had the same amount of hair or an increase in the amount of hair at the conclusion of their chemotherapy regimen when compared to baseline.  All of the women were diagnosed with breast cancer, treated with CMF chemotherapy over approximately 24 weeks, and received concurrent ETG treatments.  The aforementioned peer reviewed medical journal articles can be viewed on the Corporation’s website: http://www.current-technology.com.

The Corporation has developed a product to suit the requirements of the spa, health, fitness and beauty markets in the United States.  CosmeticTrichoGenesis units offer a novel, non-invasive method to improve the perception of aging that accompanies a thinner looking head of hair.  CTG sessions are presently available in the United States, Korea and Taiwan.

NEW MARKETING AND SALES STRATEGY:  REVENUE SHARING MODEL

The Corporation has developed a new marketing and sales strategy, particularly as it applies to the United States and Europe.  Historically revenue has been generated primarily from a combination of the sale of units to distributors and the Technology Use Fee (“TUF” or royalty) charged on each use.  This is a conventional sales model wherein title actually transfers and revenue is recorded when the sale is consummated and/or TUF collected.  Although the TUF may vary, it typically represents 5% to 10% of the ultimate retail price paid by the customer.

The new strategy involves placement of TrichoGenesis units with operators on a revenue sharing basis.  Under the revenue sharing model, up to 50% of the retail price paid by the customer may be paid to the Corporation.  Revenue sharing has the potential to significantly increase the amount of revenue the Corporation may earn from a particular unit.  However, it should be noted either no sale would be recorded in such an eventuality as the unit would remain in inventory and title would not transfer (the model proposed for the UK, Europe and the Middle East) or the unit would be sold at cost (the model proposed for the United States), thus eliminating the recording of a gross profit at the time of sale.  Therefore, in both instances, the revenue sharing model would result in a decrease in revenue recorded in the short run.  The Corporation believes this shortfall would be more than offset in the long run by enhanced revenues over time, i.e. from revenue sharing.   It should be further noted, the revenue sharing model is by its nature more capital intensive than the conventional sales model.  Therefore, the Corporation has taken steps to address this issue as described below in “New Initiatives: United States” and “New Initiatives: United Kingdom”.  Lack of capital or suitable alternatives may limit the Corporation’s ability to rollout the revenue sharing model.

NEW INITIATIVES:  UNITED STATES

Prior to 2006, the Corporation’s strategy was to develop the market for CTGs in the United States by appointing distributors on a geographic basis.  During 2005, the Corporation conducted a market test and evaluation of CTG at locations in Kansas and Michigan under the direction of

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

Strategic Laser & MedSpa, LLC (“Strategic Laser”).  During the latter part of 2005, Strategic Laser approached the Corporation with the view of developing the market in the United States on a revenue sharing basis.  On February 4, 2006 an interim sales agreement was entered into providing for the completion of a definitive agreement and placement of an initial order for 200 CTGs on or before June 30, 2006.  In anticipation of the Strategic Laser agreement, the Corporation issued 1,400,000 restricted shares to cancel all legacy distribution agreements in the United States and terminated a pilot distributorship agreement.

The agreement with Strategic Laser is structured on a revenue sharing basis.  The Corporation intends to sell CTGs to Strategic Laser at cost and will be paid up to 30% of the ultimate retail price paid by the customer.  Strategic Laser has developed an introductory marketing program that should provide maximum product exposure.   Simply put, all salon/spa customers will be offered free use of CTG units for the first 90 days.  Starting with an initial placement of 200 units in high traffic salons and spas, Strategic Laser has constructed a financial model projecting the placement on a revenue sharing basis of up to 5000 units over five years.

Jason Olcese, the CEO of Strategic Laser, is assembling a board of directors and advisory board in anticipation of market launch.  Initial members include Frank L. Carney (co-founder of Pizza Hut and past president of the International Franchise Association), James F. Lewin (retired senior executive of Security Pacific National Bank) and Dr. Stuart Maddin (a member of Current Technology’s Medical and Scientific Advisory Board).

Failure to complete the Strategic Laser agreement will have a material negative impact on the Corporation.

NEW INITIATIVES:  UNITED KINGDOM

The Corporation has appointed Anchorage Capital Partners Limited (“ACP”) of London, England Corporate Finance and Investment Advisor.  In December 2005, a wholly owned UK subsidiary was formed – Current Technology (UK) Ltd. (the “Subsidiary”).  ACP is seeking approval in principle from Her Majesty’s Revenue & Customs for Venture Capital Trusts (“VCT”) to invest in Current Technology on the condition the funds would in turn be advanced to the Subsidiary for expansion in the UK, Europe and the Middle East.  VCT’s represent a potential source of funding from a tax-assisted pool of many hundreds of millions of Pounds Sterling.  VCT investments have a unique feature that is a potential benefit to shareholders of the Corporation.  In order to maximize tax benefits, VCTs must hold their investment for at least three years.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

The following comments relate to the Subsidiary and the Corporation’s UK initiative:

1.

The Corporation is granting the Subsidiary the exclusive right to market and sell its proprietary TrichoGenesis platform products in the UK, Europe and the Middle East (the “Territory”).

2.

ACP to raise up to 3.5 million Pounds Sterling on a best efforts basis.  The proceeds to be used to exploit the Territory on a revenue sharing basis.  That is, as described above rather than sell units, the Subsidiary intends to place the units with operators and earn up to 50% of the retail price paid by the customer.  Given the best efforts basis of the financing, the Corporation cannot guarantee either if, or when, the financing will be completed.

3.

Subject to investor concurrence, a portion of the proceeds may be used to fund Food and Drug Administration approval for the marketing and sale of ETG as a medical device in the United States.  The Corporation cannot guarantee either if, or when, such approval may be obtained.

4.

Subject to market conditions and corporate performance, the Subsidiary intends to seek a listing on the London Stock Exchange’s AIM market.  (“The most successful growth market in the world”, according to AIM literature).

5.

The Corporation expects a response from the regulatory authorities in the UK by the end of May 2006.  If the response is positive, the best efforts financing effort will proceed.  If the response is negative, the UK initiative will have to be amended.

6.

The Board of Directors of the Subsidiary consists of Thomas R. Byrne (ACP Marketing Director), Robert Kramer (Current Technology CEO) and Herman Kullar (Subsidiary Managing Director and CFO).

NEW INITIATIVES:  FRANCE

Market test and evaluation of its proprietary ETG Mark 1 commenced April 2006 under the direction of internationally recognized hair stylist Mr. Alain Divert at a premier salon located in the heart of Paris, France.  Mr. Divert is President of the France and Mediterranean Region of I.C.D. (L’Associaiton Internationale des Maitres Coiffeurs de Dames), operating under the trade name Intercoiffure Mondial.  Headquartered in Paris, Intercoiffure Mondial (http://www.intercoiffure.net) has 2,300 members representing more than 8000 salons in 42 countries.  Members represent the highest quality in hairdressing worldwide.  Laurent Batas, Managing Director of Intercoiffure Mondial has agreed that upon successful completion of the market test and evaluation, ETG will be officially introduced to Intercoiffure members worldwide.   The Corporation believes this initiative has the potential to lead to significant increases in revenue.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

PRODUCT DISTRIBUTION

TrichoGenesis platforms are operating in 18 countries around the world:

The Americas Canada United States* Mexico Argentina Chile Venezuela	Asia Pacific Korea* Taiwan* Thailand Singapore Australia New Zealand
Europe Ireland Poland Greece Cyprus Turkey	Middle East Kuwait

*  Denotes CosmeticTrichoGenesis units; the balance are ElectroTrichoGenesis devices.

GEOGRAPHIC COMMENTARY

The following commentary relates to those markets in which recent, relevant activity has occurred.

Asia Pacific

Singapore:   Gromark Consumers Enterprise Pte. Ltd. (“Gromark”) is operating three ETGs in two successful locations doing business as EHR Centres and is negotiating for a third location.

Hong Kong:   Gromark has purchased two units, ordered and paid in advance for a third.  Negotiations appear to be nearing completion for the opening of a joint-venture EHR Centre and further development of that potentially dynamic market.

Korea:   Recent communication has confirmed a market test and evaluation have been concluded successfully, with plans to present results to a medical conference during the latter part of Q2 of 2006.  It is premature to determine what impact these events may have on sales prospects.

Taiwan:   The prospective sub-distributor (“Sub-Distributor”), having purchased four CTG units, has successfully completed a market evaluation and determined that in order to achieve its objective of becoming the premier hair solutions provider in Taiwan, formal medical approval

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

would be required.  To that end, the health authorities in Taiwan have reportedly advised the Sub-Distributor the initial review process has been completed successfully and a formal determination should be made by July 2006.  The Sub-Distributor remains confident of the ultimate outcome, although frustrated with the amount of time and money expended to date.

Other:   Distributor agreements are in place with Gromark for Thailand (two units delivered) and Malaysia (two units ordered and paid for).  In addition to its focus on developing markets already under contract, Gromark reports ongoing negotiations with respect to Indonesia, Macau, Australia, Japan and five regions of China.  The Corporation cannot guarantee either if, or when, these negotiations will result in definitive agreements or purchase orders.

Europe

Poland:   The first ETG Treatment Center opened in Warsaw, Poland in August 2005.  Operating under the name “ETG Terapia”, the Center is located in Warsaw’s prime central business district in close proximity to the Ministry of Finance and the National Bank of Poland.

Turkey:   In February 2006, the Corporation signed an exclusive distributorship agreement for the Republic of Turkey with Sanomed Medikal Teknoloji Co. (“Sanomed”).  The agreement provides for the purchase of 34 ETG Mark 1 devices over the next 4 years.  The principal of Sanomed, Mr. Ali Bicken, and his associate Dr. Serafettin Saracoglu, received training in Vancouver in February and two ETGs were delivered to dermatology/aesthetic clinics in Istanbul during March.  In addition, during April orders for two more units were received, along with comment that an order for a fifth unit may be expected shortly.

The Americas

Mexico:   The exclusive distributor for Mexico, Current Image Technology S.A. de C.V. (“CIT”), opened a second ETG Treatment Center in Mexico City in July 2005.  Situated in an historical building in the upscale San Angel district of the capital city, the new location compliments the successful three device flagship ETG Center in the Polanco district.

Venezuela:   Centro Laser de la Belleza (“Centro Laser”) was appointed exclusive distributor in December 2005, having agreed to purchase 18 ETGs over a period of 3 years.  Centro Laser owns and/or operates 27 laser centers and is the largest provider of such services in Venezuela.  The first ETG was shipped during Q1 of 2006 and additional orders are anticipated in the near future.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

REGULATORY COMPLIANCE

Manufacturing:  CosmeticTrichoGenesis Mark 5

The CTG Mark 5 has been issued the following:

i)

CSA International Certificate of Compliance as a Class 3872 81 Hygiene and Cosmetic Appliance certified to US standards.  Date of reissue February 7, 2006.

ii)

CSA International CB Test Certificate under IEC 60335-1.  Date of reissue February 8, 2006.

Manufacturing:   ElectroTrichoGenesis Mark 1

The ETG Mark 1 has been issued the following:

i)

KEMA Quality B.V. CE Marking of Conformity Medical Devices.  The certificate is valid until May 2008.

ii)

CSA International Certificate of Compliance as Class 8750 01 and Class 8750 81 medical electrical equipment.  Date of issue September 9, 2005.

iii)

CSA International CB Test Certificate under IEC 60601-1.  Date of reissue October 19, 2005.

iv)

KEMA – Registered Quality Inc.  ISO 13485:2003.  The certificate is valid until February 25, 2009.

Health Regulatory:   ElectroTrichoGenesis Mark 1

The ETG Mark 1 has been approved as a medical device in the following countries:  Canada, New Zealand, Mexico, Chile, Singapore and Thailand.  In addition, the CE Marking of Conformity Medical Devices provides coverage in Europe and many other countries around the world with the exception of the United States.

HUMAN RESOURCES

Board of Directors:  On December 31, 2005 the Board of Directors consisted of:

Name

Title

Anne Kramer

Chairman

Robert Kramer (2)

CEO

George Chen

CFO

Anthony Harrison

COO

Peter Bell (1)

  -

Douglas Beder (2) (3)

  -

(1)   Chairman of the Audit Committee

(2)   Member of the Audit Committee

(3)   Appointed December 12, 2005

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

Douglas Beder, PhD – New Director:  Dr. Beder, Professor Emeritus, Department of Physics & Astronomy, University of British Columbia earned his undergraduate degree (Honors Mathematics and Physics) from McGill University, Montreal and his PhD in theoretical physics from the California Institute of Technology.  Dr. Beder has also held, at various times, research appointments to several international centers including the Los Alamos National Laboratory, Lawrence Radiation Laboratory, Berkeley, California and the European Center for Nuclear Research, Geneva, Switzerland.  A consultant to Current Technology since 1991, Dr. Beder has been intimately involved in the development of its patented TrichoGenesis platform and production of both ElectroTrichoGenesis and CosmeticTrichoGenesis units.  He continues to be actively involved in the technology of the TrichoGenesis platform and plays an important role in the Quality Assurance program.

Dr. Nigel John Rulewski – New Medical and Scientific Advisor:  On January 10, 2006, the Corporation announced the appointment of Nigel John Rulewski, MB, BS, DRCOG, DCH to its Medical and Scientific Advisory Board.  Dr. Rulewski will also serve as Special Medical Advisor to the Chief Executive Officer and Managing Director of Current Technology (UK) Ltd.  Dr. Rulewski has over 20 years experience in senior management positions in the pharmaceutical industry in both Europe and the United States.  He served as Associate Medical Director of Fisons Corporation, Medical Director of Serono Inc., and Chief Medical Officer of Astra USA, Inc. (subsidiary of AstraZeneca Plc.), responsible for management of approximately 200 personnel and an R & D budget of $90 million per year.

OPERATIONAL COMMENTARY

Results of operations from a financial perspective are covered in detail later in the MD & A.  The stark reality is the Corporation continues to lose significant amounts of money ($1,815,217 net loss in 2005).  However, the financial results, in and of themselves, do not provide the reader with a sense of the Corporation’s ability to effectively manage the potentially significant growth which may flow from the implementation of the revenue sharing model and successful rollout of all or some of the initiatives in the United States, the United Kingdom and France.

Part of the reason for the significant losses is that the Corporation has invested resources in critical areas required for rapid growth, as evidenced by the following:

•

The Corporation’s ability to communicate with units anywhere in the world from head office is fully developed with a proprietary piece of technology useable on either an external fax modem or high speed line.  This gives the Corporation the ability to monitor usage and performance, ensuring revenue generated is allocated in an appropriate manner.

•

The physical infrastructure is essentially in place.  The addition of $25 – 50,000 of computer equipment will suffice to monitor over 1000 units placed around the world.

•

The human resources are also essentially in place.  Additional clerical staff will be required, but only as increased volume dictates.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

•

The Corporation’s prime contractor and lead manufacturer, Sicom Industries Ltd., is moving into new manufacturing facilities in May, with space designated for manufacturing and assembly of TrichoGenesis platform products.  Sicom confirms its desire and ability to meet any volume demands.

•

Importantly, the Corporation meets or exceeds all international standards for medical and cosmetic equipment.  All required audits of the Corporation’s manufacturing processes, quality assurances and quality control systems and equipment are in hand and up to date.

In summary, while the Corporation is not in a position to predict either if, or when, additional revenue will flow from these initiatives, management can confirm its ability to meet the demand in a timely and efficient manner.

FINANCIAL STATEMENT ANALYSIS

Overview:  The consolidated financial statements include Current Technology Corporation and Current Technology (UK) Ltd., a wholly owned subsidiary, incorporated in the United Kingdom on December 15, 2005.  The subsidiary was inactive as at December 31, 2005.  During the last three years, there have been no discontinued operations; no material changes in accounting policies other than the introduction of stock based compensation; and no acquisitions or dispositions other than the formation of Current Technology (UK) Ltd.  The consolidated financial statements have been prepared in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied.  The differences between Canadian and United States generally accepted accounting principles are summarized in Note 17 to the financial statements.  In addition to Note 17, please refer to the Report of Independent Registered Public Accounting Firm.  The reporting currency is Canadian dollars.

Consolidated Balance Sheet:  The working capital deficiency decreased significantly from $1,287,023 at December 31, 2004 to $166,003 at December 31, 2005, for a total decrease of $1,121,020. This decrease in working capital deficiency was a result of the following factors: the conversion of a $347,028 convertible promissory note to equity; the restructuring of a promissory note of $881,632 to a convertible promissory note due January 2007 (offset by the addition of $141,135 of inventory financing in 2005); an increase in current assets of $92,163; an increase in subscription liability of $334,363 and a decrease in unearned revenue of $205,187.  The aforementioned increase in current assets of $92,163 was primarily a result of an increase of cash of $134,443; a decrease in accounts receivable of $112,373; an increase in prepaid expenses of $22,636; and an increase in deferred financing costs of $47,317.

With respect to the shareholders’ deficiency section of the balance sheet, shares were issued for $514,884 of cash; $366,569 for settlement of debt; $420,218 on conversion of a convertible promissory note; $6,127 on the exercise of options; and $298,554 on the exercise of warrants for a total increase in share capital of $1,606,352 upon the issuance of 14,414,766 shares.  The equity

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

component of the convertible promissory note increased by $108,283 after debt restructuring and contributed surplus increased by $467,951.  The $467,951 increase consisted of $114,326 for stock based compensation and $353,625 for the 3.2 million warrants issued under terms of the Forbearance Agreement (please see “Debt Instruments”).  The net effect of these changes was a decrease in shareholders’ deficiency of $367,369 from $1,161,235 on December 31, 2004 to $793,866 on December 31, 2005.

Consolidated Statement of Loss and Deficit:  During 2005, approximately 22% of expenses were stock-based rather than cash-based, as evidenced by the following:

	Stock-based	Cash-based	Total
Amortization	-	25,896	25,896
Bank charges and interest	-	13,444	13,444
Consulting	-	19,400	19,400
Financing costs	-	35,487	35,487
Interest on convertible promissory note	-	91,106	91,106
Interest on promissory note	-	33,048	33,048
Investor relations	36,762	90,044	126,806
Legal, auditing and filing fees	-	173,002	173,002
Manufacturing	23,338	322,856	346,194
Marketing	281,639	110,011	391,650
Office and other	-	52,918	52,918
Product development		25,722	25,722
Public relations	9,710	64,153	73,863
Regulatory	-	34,958	34,958
Rent	-	58,925	58,925
Salaries and benefits		382,458	382,458
Stock based compensation	114,326	-	114,326
Telephone	-	25,500	25,500
Test and studies	15,120	89,071	104,191
Travel	-	62,495	62,495

	$480,895	$1,170,494	$2,191,389

Revenue increased from $334,441 in 2004 to $497,313 in 2005.  Expenses increased from $2,175,459 in 2004 to $2,191,389 in 2005.  “Other items” changed from a credit of $81,930 in 2004 to a debit of $121,141.  In broad terms, the increase in revenue was more than offset by the over $200,000 negative change in “other items”, while expenses remained essentially unchanged.  As a result, the net loss increased slightly from $1,759,088 in 2004 to $1,815,217 in 2005.  Comparisons to 2003 have not been made as the level of activity in 2004 and 2005 appears to be more reflective of activity in 2006 and beyond; 2003 results are thus deemed to be not particularly relevant.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

As previously noted, total expenses (2005 versus 2004) were essentially unchanged, but there were changes within various expense classifications worthy of comment.  Increases in such expenses during 2005 as compared to 2004 consisted of:  consulting of $19,400; financing costs of $35,487; total interest expenses of $23,785; legal, auditing and filing fees of $30,998; manufacturing of $149,862; marketing of $51,001; product development of $25,722; and salaries and benefits of $22,008.  Decreases in such expenses during the same period consisted of:  investor relations of $122,499; regulatory of $86,662; and research report of $130,802.

With respect to “other items”, foreign exchange recovery increased from $81,930 in 2004 to $164,757 in 2005.  In addition, in 2005, there was an $85,000 write-down of patents, licence and rights and $200,898 of accretion interest expense.

In addition to the foregoing analysis the following additional comments are in order with respect to the Consolidated Statement of Loss and Deficit.  While total interest expense increased by $23,785, there was a significant change in the allocation between interest on convertible promissory note ($91,106 versus $19,924) and interest on promissory note ($33,048 versus $80,445) primarily reflecting the conversion of a promissory note to a convertible promissory note on March 22, 2005 pursuant to a Forbearance Agreement (please see “Debt Instruments” for further particulars).  Approximately $200,000 of stock-based marketing expenses in 2005 relate to the termination of all legacy distribution agreements in the United States in anticipation of its agreement with Strategic Laser and MedSpa, LLC (please see “New Initiatives: United States” for further particulars).   The increase in foreign exchange recovery is a reflection of exchange rate fluctuations between the Canadian and United States currencies and conversion of a convertible promissory note to common shares and warrants (see “Debt Instruments” for more particulars).  The write-down of patents, licence and rights reflects the results of an impairment analysis under SFAS 144, which determined that the net present value of projected cash flows was sufficiently uncertain to warrant the write-down of the asset to zero.  Accretion interest expense is explained in “Significant Accounting Policies: Debt Instruments”.

Consolidated Statement of Cash Flows:  The funding of operating activities of $1,255,943 and investing activity of $45,419 by net financing activities of $1,435,805 resulting in a net increase in cash of $134,443 is clearly demonstrated in this statement.

Changes in accounting policies:  Stock Based Compensation

(i)

Employee Stock Options –

Effective January 1, 2002, the Corporation began to account for all its employee stock options with the fair value method “FAS 123”.  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Pricing Model.

(ii)

Non-employee Stock Options –

The Corporation accounts for its non-employees stock options with the fair value method “FAS 123”.  Under this method, compensation cost is measured at the grant date based on

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Options Pricing Model.

The net result of this change is an expense of $38,200 in 2003, $120,300 in 2004 and $114,326 in 2005.

Significant Accounting Policies:  Debt Instruments

The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.  The equity component, which represents the value ascribed to the holder’s option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.  When the Corporation issues warrants in connection with a debt instrument, the estimated fair market value of the warrants is credited to shareholders’ equity.  The reduced liability component of the debt is accreted by a charge to interest expense.

Transactions with related parties:

Transactions During the Year -

Salaries and consulting fees accrued or paid

$318,278

Interest paid to director for overdue salary payable

8,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at Year End -

Salaries, consulting fees payable to directors and

 companies controlled by directors of the company

17,608

On November 29, 2005, the Directors of the Company extended the expiry date of 3,270,000 options (see “Equity Resources”) by one year. Of these, 2,600,000 were held by Directors.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

EQUITY RESOURCES

Share Capital:  A total of 14,414,766 shares were issued during 2005:

	Number of Shares	Amount
Balance, beginning	60,240,257	$32,455,141
Common Shares Issued -
- For cash	3,700,000	514,884
- For settlement of debt	1,965,000	366,569
- Conversion of promissory note	6,949,766	420,218
- Exercise of warrants	1,700,000	298,554
- Exercise of options	100,000	6,127

Balance, ending	74,655,023	$34,061,493

In addition to the foregoing, during the year 2005, the Corporation received US$287,500 for the private placement of 2,300,000 units. Subsequent to December 31, 2005, the Corporation received US$237,500 for the private placement of 1,900,000 units.  Each unit consists of one share and one five year warrant with an exercise price of US$0.25.  The Corporation may accelerate the expiration date of the warrants if the average closing price equals or exceeds $0.50 for 20 consecutive days.  Under such circumstances the warrants must be exercised within 21 days.  The units were issued April 13, 2006.  Subsequent to December 31, 2005 the Corporation also received US$58,230 for the exercise of warrants, and US$9,375 for the exercise of options.  There are no preferred shares outstanding.

Warrants:  The following warrants were outstanding on December 31, 2005.

Number

Exercise

Note

Expiry Date

of Shares

Price

Reference

January 31, 2006

564,600

US

$0.05

April 30, 2006

200,000

US

$0.30

June 26, 2006

450,000

US

$0.20

3

June 30, 2006

400,000

US

$0.075

June 30, 2006

2,500,000

US

$0.05

3

October 11, 2006

80,000

US

$0.50

January 9,

 2007

2,000,000

US

$0.25

1,3

January 9, 2007

2,980,000

US

$0.10

1,2,3

January 9, 2007

6,949,766

US

$0.05

1,3

January 9, 2007

179,167

US

$0.15

1,3

January 9, 2007

1,600,000

US

$0.50

1,3

May 15, 2007

1,227,129

US

$0.55

June 15, 2009

1,000,000

US

$0.15

3

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

June 15, 2009

1,637,696

US

$0.20

July

 15, 2009

200,000

US

$0.20

December

23,

2009

300,000

US

$0.25

January 2, 2010

3,200,000

US

$0.25

3,4

March 25, 2010

1,200,000

US

$0.25

May 31, 2010

1,200,000

US

$0.25

July 25, 2010

200,000

US

$0.15

September 21, 2010

300,000

US

$0.25

December 30, 2010

600,000

US

$0.25

1

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007; and

b)

The date that is one year and five business days after the date on which the new convertible promissory note is paid in full.

2

US$0.05 up to and including February 7, 2006.

3

These warrants have a cashless exercise provision.

4

The expiry date for each set of warrants shall be the later of:

a)

January 2, 2010; and

b)

The date that is one year and five business days after the date on which the new convertible promissory note is paid in full.

Stock Options: From time to time the Corporation grants incentive stock options to directors, officers, employees and promoters of the Corporation.  In addition, on September 2, 2004 the Corporation adopted the 2004 Stock Option and Stock Bonus Plan with a maximum of 3,000,000 shares of common stock of the Corporation reserved for issuance upon exercise of options or grant of stock bonuses that may be issued under the Plan.  The Corporation filed a Form S-8 registration statement in the United States, registering the shares issued under the Plan.

The following stock options were outstanding December 31, 2005:

Number

Expiry Date

of Shares

Option Price

February 7, 2007**

3,070,000

US   $0.05

December 20, 2007**

200,000

US   $0.05

September 6, 2007

275,000

US   $0.125

October 10, 2007

200,000

US   $0.20

December 19, 2007

225,000

US   $0.26

April 8, 2008

250,000

US   $0.26

September 30, 2009

200,000

US   $0.30*

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

October 17, 2009

850,000

US   $0.25

December 22, 2009

175,000

US   $0.25

December 23, 2009

100,000

US   $0.25*

May 17, 2010

175,000

US   $0.23

July

 15, 2010

150,000

US   $0.26

November 20, 2010

200,000

US   $0.28

December 12, 2010

200,000

US   $0.32

*  2004 Stock Option and Stock Bonus Plan

**

On November 29, 2005 the Directors extended the expiry dates of these options by one year.

DEBT INSTRUMENTS

Promissory Note December 31, 2005:  On July 25, 2005 the Corporation issued a secured promissory note in the amount of US$110,000.  The secured note bears interest of 24% and matures on January 27, 2006.  The note is secured by a registered charge on 20 TrichoGenesis units which are being manufactured.  Payments under the note may be accelerated on a pro-rata basis as the units are sold.  As additional consideration, the lender purchased 200,000 units for US$10,000.  Each unit consists of one share and one five year warrant with an exercise price of US$0.15.  The note was fully repaid on January 26, 2006.

Convertible Promissory Note December 31, 2005:  The promissory note outstanding balance at December 31, 2004 was US$733,471.  The promissory note was due to a lender who owns over 20% of the Corporation.  The promissory note was restructured pursuant to a Forbearance Agreement to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the Corporation at any time until maturity.  Subsequent to December 31, 2004 and prior to the restructuring, the lender advanced the Corporation US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured on March 22, 2005 was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.  At December 31, 2005, the liability portion of this note was $688,174, calculated as follows:

Principal and interest		$1,084,629
Less: Unamortized accretion from conversion feature	$139,273
Unamortized accretion from fair valuation of warrants	257,182	396,455
		$ 688,174

The promissory note is secured by a security agreement under which the Corporation agreed to grant the lender security interest over all the Corporation’s property and assets, including all

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

intellectual property.  It should be noted the conversion price of US$0.25 per share was set at the prevailing market price, not at a discount to market.

Convertible Promissory Note December 31, 2004:  As at December 31, 2004, the Corporation had one convertible promissory note outstanding.  The convertible promissory note was due to a lender who owns over 20% of the Corporation.  The total principal amount owing was US$279,300 of which US$125,500 was non-interest bearing and US$153,800 with interest at a fixed rate of 10% per annum.  The convertible promissory note was converted into shares and share purchase warrants of the Corporation on March 22, 2005 pursuant to a Forbearance Agreement.  The Corporation agreed to include accrual interest up to August 31, 2005 in the amount of US$10,239.29 as part of the principal.  As such the total principal of US$347,488 was converted at US$0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, the lender received 6,949,766 of common shares and 6,946,766 of warrants.  The 6,949,766 of warrants are exercisable for shares at US$0.05 and will expire on the later of January 7, 2007 or on the date which is one year and five business days after the Corporation repays the new convertible promissory note referred to above.

It should be noted no new advances were made under the subject convertible promissory note after September 2001.  When the convertible promissory note was negotiated with the lender the stock was trading in the US$0.05 per share range.  That is, once again, the conversion price for the transaction was negotiated at par, not at a discount to market.

As additional consideration for the above debt restructuring, the Corporation agreed to issue 3,200,000 share purchase warrants exercisable for common shares at US$0.25.  The expiry date of these warrants is the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

The Corporation also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number of Warrants

Expiry Date

Exercise Price

New Expiry Date*

2,000,000

January 3, 2005

US$0.25

January 9, 2007

2,980,000

February 7, 2005

US$0.10

January 9, 2007**

179,167

September 27, 2006

US$0.15

January 9, 2007

1,600,000

October 11, 2006

US$0.50

January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the debt and any interest payable has been repaid in full.

**US$0.05 up to and including February 7, 2006.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

Currency Fluctuations:  On December 31, 2005 the Corporation had a convertible promissory note denominated in US dollars.  On March 22, 2005, under terms of a Forbearance Agreement, the Corporation restructured a promissory note and a convertible promissory note, both of which were outstanding on December 31, 2004 and also demonstrated in US dollars.  There was a significant increase in the value of the Canadian dollar versus the US dollar from December 31, 2002 (.6339) to December 31, 2005 (.8598).  This increase in the value (i.e. strength) of the Canadian dollar resulted in a significant unrealized foreign exchange gain or recovery in 2003 of $217,023, in a modest foreign exchange gain of $81,930 in 2004 and a gain of $165,757 to December 31, 2005.  The actual foreign exchange gain or loss will not be recorded until the notes are converted or repaid.  The Corporation does not hedge its foreign exchange risk.

It must be noted, these exchange rate fluctuations have both positive and negative effects on the Corporation.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Corporation receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as $15,776 on December 31, 2002 and only $12,965 on December 31, 2003, $12,020 on December 31, 2004, and $11,630 on December 31, 2005.

SELECTED ANNUAL INFORMATION

	2005	2004	2003
Revenue	$497,313	$334,441	$234,862
Operating loss	$1,694,076	$1,841,018	$1,061,972
Net loss	$1,815,217	$1,759,088	$846,567
Total Assets	$719,254	$692,568	$259,962
Long term debt	$688,174	Nil	$1,188,674
Dividends	Nil	Nil	Nil
Net loss per share	0.03	0.03	0.02

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended March 31, 2004 through December 31, 2005.  This information has been derived from unaudited interim financial statements that, in the opinion of the Corporation’s management, have been prepared on a basis consistent with the audited annual financial statements.  To that end, certain quarterly operating loss and net loss figures have been amended to conform with financial presentation used in the audited December 31, 2005 consolidated financial statements.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	43,840	147,626	155,102	150,745	178,030	11,240	50,238	94,933
Operating loss	750,717	289,185	359,872	294,302	766,142	494,107	344,592	236,177
Net loss	818,341	261,653	515,028	220,195	706,518	438,744	364,108	249,718

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

The Corporation announced recommencement of manufacturing of TrichoGenesis units at the end of June 2004.  This event marked a significant departure from recent years, during which the only units available for sale were reconditioned used units.  The lack of new or used inventory to fulfil orders was the reason revenue dropped so dramatically in Q3 of 2004.  As new units from the manufacturing process became available for sale in Q4 of 2004, revenue increased and sales were sufficient to warrant a second order of 20 new units in July 2005.  The reduction in revenue in Q4 of 2005 resulted primarily from a move towards the revenue sharing model wherein the Corporation maintains ownership of its TrichoGenesis units and participates in downstream revenue, as opposed to the more conventional sales model wherein title actually transfers and revenue is recorded as the sale is consummated.  Management believes recommencement of manufacturing is one of the most significant developments of recent years as it is tangible evidence of improved circumstances and may portend future revenue growth.

However, as evidenced by ongoing losses, the Corporation has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Although revenue in 2004 was approximately 45% greater than 2003, and revenue for 2005 was approximately 50% greater than revenue for 2004, revenue can only be described as modest at best.  In the circumstances, comparisons stated in percentage terms are not particularly meaningful.  The Corporation believes annual revenue may increase significantly as a result of its initiatives in the United States, Europe and Asia, however, quarter by quarter comparisons will probably remain less than meaningful in the near term.

LIQUIDITY AND FUTURE OPERATIONS

The Corporation incurred a net loss of $1,815,217 during the year ended December 31, 2005.   The Corporation has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $36,112,150 at December 31, 2005.  A convertible promissory note with a balance of $1,084,629 on December 31,2005 is due January 2, 2007.  Although the note is convertible at US$0.25 per share, the lender who already owns over 20% of the Corporation may demand payment in cash.  The Corporation is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.  The ability of the Corporation to continue as a going concern is dependent on the successful conclusion of these discussions and/or negotiations, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

Dated:  April 27, 2006